SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. X )*

The AES Corporation

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

001300H105

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

Check the following box if a fee is being paid with this statement /  /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d–7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001300H105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dennis W. Bakke

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,105,813

	6.	Shared Voting Power 17,061,420

	7.	Sole Dispositive Power 16,105,813

	8.	Shared Dispositive Power 17,061,420

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,167,233

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) 5.94%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 001300H105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eileen H. Bakke

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,754,680

	6.	Shared Voting Power 17,061,420

	7.	Sole Dispositive Power 1,754,680

	8.	Shared Dispositive Power 17,061,420

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,816,456

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) 3.37%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer The AES Corporation a Delaware corporation (the “Company").
	(b)	Address of Issuer's Principal Executive Offices 1001 N. 19th Street Arlington, VA 22209

Item 2.
	(a)	Name of Person Filing This statement is filed by Dennis W. Bakke and Eileen H. Bakke, United States Citizens.
(b)

Address of Principal Business Office or, if none, Residence
Mr. Bakke has a business address at 1001 N. 19th Street, Arlington, VA 22209. Mrs. Bakke's address is 2811 24th Street, North, Arlington, VA 22207.

	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share (the "Shares") of the Company
	(e)	CUSIP Number 001300H1055

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
This item is not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 32,941,551
	(b)	Percent of class: 5.90%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of

Mr. Bakke holds sole voting and dispositive power with respect to 12,886,799 shares held in his name, 561,294 shares held by The AES Corporation Profit Sharing and Stock Ownership Plan, and 12,912 units under the Excess Contribution Plan. Mr. Bakke currently has the right to acquire direct beneficial ownership (within the meaning of rule 13d-3 (d) (1) of 2,644,808 shares of common stock upon the exercise of stock options.

Mrs. Bakke holds sole voting and dispositive power with respect to 1,754,680 shares held in her name.

Jointly, Mr. and Mrs. Bakke share voting and dispositive power for 16,708,694 shares, 127,044 shares held in the names of their children and 225,682 shares held by The Mustard Seed Foundation. Mr. and Mrs. Bakke disclaim beneficial ownership of all shares held by The Mustard Seed Foundation.

Item 5.	Ownership of Five Percent or Less of a Class
This item is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Mr. and Mrs. Bakke are aware of Mr. and Mrs. Roger W. Sant, holders of more than 5% of AES Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
This item is not applicable.

Item 8.	Identification and Classification of Members of the Group
This item is not applicable.

Item 9.	Notice of Dissolution of Group
This item is not applicable.

Item 10.	Certification
This item is not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete and correct.

February 14, 2003
Date
/s/ DENNIS W. BAKKE
Signature
Dennis W. Bakke, Director
Name/Title

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete and correct.

February 14, 2003
Date
/s/ EILEEN H. BAKKE
Signature

Eileen H. Bakke
Name/Title